Information to be Included in Statements

Filed Pursuant to Rule 13(d), (b), (c) and (d) and Amendments

Thereto Filed Pursuant to Rule 13d-2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)

The Nautilus Group, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

254931108 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 254931108	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian R. Cook
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE V0TING POWER 501,540 shares 6 SHARED VOTING POWER 60,000 shares 7 SOLE DISPOSITIVE POWER 501,540 shares 8 SHARED DISPOSITIVE POWER 60,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 561,540 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%
12	TYPE OF REPORTING PERSON* IN

Page 3 of 5 pages

SCHEDULE 13G

Item 1.	(a)	The Nautilus Group, Inc.

	(b)	1400 NE 136th Avenue Vancouver, WA 98684

Item 2.	(a)	Brian R. Cook

	(b)	320 N Potlatch Rd. Shelton, WA 98584

	(c)	U.S.A.

	(d)	Common Stock, No Par Value

	(e)	CUSIP # 254931108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a: Not Applicable

Page 4 of 5 pages

Item 4.	Ownership:

(a) 561,540 shares

(b) 1.7%

(c) (i) 501,540 shares

(ii) 60,000 shares

(iii) 501,540 shares

(iv) 60,000 shares

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification: Not applicable.

Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2005
Date

/s/ Brian R. Cook
Brian R. Cook